[WaveRider Letterhead]



March 23, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549


         Re:  WaveRider Communications Inc. - Request to Withdraw
              Registration Statement on Form S-2 (Registration No. 333-113553)


Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act") WaveRider Communications Inc., a Nevada corporation, (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-2 which was filed with the Commission on March 12, 2004 (Registration No. 333-113553), along with any exhibits, (the "Registration Statement").

         The Company requests that such consent be granted on the grounds that the Company is not currently eligible to use Rule 462(b) of the Act for the purpose of registering additional shares of common stock on its Registration Statement.

         The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

         Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

         The Company requests, in accordance with Rule 457(c) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

         If you have any questions regarding this application for withdrawal, please contact David A. Broadwin, Esq., of Foley Hoag LLP, legal counsel to the Company, at (617) 832-1734. Thank you for your attention to this matter.


Yours truly,

/s/ T. Scott Worthington
-------------------------------------------
T. Scott Worthington,
Vice President and Chief Financial Officer


cc:      Dan Zimmerman (via fax)
         David A. Broadwin, Esq.